UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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12025436

SEC Mail Processing
Section

MAR 19 2012

Washington, DC
110

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SkyWest, Inc.
Exact name of registrant as specified in charter

0000993733
Registrant CIK Number

Annual Report to Shareholders (December 31, 2011)
Electronic report, schedule or registration statement
of which the documents are a part (give period of report)

0-14719
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of **Salt Lake City**, State of **Utah** **March** ___, 20 **12** .

SkyWest, Inc.
(Registrant)

By: ______________________
(Name and Title)
Michael J. Kraupp, Chief Financial Officer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ______________, 20 ____, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

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